UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-196529

NOW Inc. 401(k) and Retirement Savings Plan

(Exact name of registrant as specified in its charter)

7402 North Eldridge Parkway, Houston, Texas 77041

(281) 823-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the

NOW Inc. 401(k) and Retirements Savings Plan

(Title of each class of securities covered by this Form)

NOW Inc Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g 4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d 22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

The NOW Inc. 401(k) and Retirement Savings Plan (the “Savings Plan”) has terminated the option to invest in funds consisting primarily of shares of common stock, par value $0.01 per share, of NOW Inc. (the “Company”). Accordingly, the Company is no longer issuing securities under the Savings Plan and no further investments in the Company’s securities may be made under the Savings Plan. The Company filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister all shares of its common stock and plan interests that remained unissued and unsold under the Savings Plan. Therefore, this Form 15 has been filed to suspend the duty of the Savings Plan to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 26, 2022	NOW INC. 401(K) AND RETIREMENT SAVINGS PLAN

	By:	/s/ Raymond Chang
Raymond Chang
Member of the NOW Inc. Benefits Plan Administrative Committee